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August 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Timothy Levenberg
Daniel Morris

Re:	Metals Acquisition Ltd
Post-Effective Amendment No.3 to Form F-1 on Form F-3
Filed July 3, 2024
File No. 333-276216

On behalf of our client, Metals Acquisition Ltd, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2024 (the “Comment Letter”) with respect to the above-referenced Post-Effective Amendment No.3 to Form F-1 on Form F-3 filed with the Commission on July 3, 2024 (the “POS AM”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an exhibits-only amendment to the POS AM (the “POS-EX”) in response to the Staff’s comments.

Related to the submission of this letter, on August 6, 2024, the Company provided responses to comments received from the Staff of the Commission by letter dated July 23, 2024 (the “Second Comment Letter”) with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2023 filed with the Commission on March 28, 2024.

Securities and Exchange Commission

August 9, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Post-Effective Amendment No.3 to Form F-1 on Form F-3

Exhibits

1.	The legality opinions filed as exhibits 5.1 and 5.2 with this filing appear to be unchanged from the opinions filed with the amended Form F-1 from January 9, 2024, including retaining a date for exhibit 5.1 of January 9, 2023. But there have been substantial changes to the number of outstanding ordinary shares and the number of outstanding warrants shown in the respective “Offering” sections of the two filings. For example, we note that page 7 of the January 9 filing shows a total of 18.6 million outstanding warrants, including “Public Warrants” and “Private Warrants,” whereas the corresponding disclosure at page 3 of the POSAM filed July 3, 2024, includes only the approximately three million “Financing Warrants” from the January 9 filing.

Please file as exhibits new or updated legality opinions to cover all the offered securities and to reflect any changes to the composition of the offered securities. Also, make corresponding changes to the prospectus cover page and elsewhere in the filing, as appropriate. In the alternative, confirm to us that the cover page disclosure and the two filed legality opinions remain current and reflect all intervening changes, including any warrant exercises in the interim period.

The Company respectfully acknowledges the Staff’s comment and has filed a revised legality opinion at Exhibit 5.1 to reflect the current composition of the securities offered for resale under the POS AM, such amount consisting of 55,640,065 ordinary shares, par value $0.0001 per share ( “Ordinary Shares”), issued or issuable to certain Selling Securityholders.

As set out in the Explanatory Note to the POS AM, in connection with the redemption by the Company on June 6, 2024 of the Public Warrants and Private Warrants in accordance with their terms (the “Redemption”):

•	the Company terminated the primary offering of 8,838,260 Ordinary Shares issuable upon exercise of the 8,838,260 Public Warrants that was reflected in the amended Form F-1 filed January 9, 2024 (the “Prior Form F-1”); and
•	the Company terminated the secondary offering of the 6,535,304 Private Warrants that was reflected in the Prior Form F-1 (the secondary offering of up to 6,535,304 Ordinary Shares issued upon the exercise of the Private Warrants was retained pursuant to existing contractual obligations for the benefit of holders of Private Warrants who exercised their warrants ahead of the Redemption).

The 3,187,500 Financing Warrants referenced in the POS AM remain outstanding and the POS AM continues to cover the secondary offering of the 3,187,500 Ordinary Shares issuable upon the exercise of the Financing Warrants.

Because the POS AM no longer covers the resale of any Private Warrants as described above, we have removed from the POS-EX the Exhibit 5.2 legality opinion related to such securities.

Securities and Exchange Commission

August 9, 2024

General

2.	Please update this filing to reflect any changes you make in response to the staff's comments to your Form 20-F in the letter dated July 23, 2024. For example, at page ix you incorporate by reference the Form 20-F filed March 28, 2024.

The Company respectfully acknowledges the Staff’s comment and notes that, as indicated in its response to the Second Comment Letter, the Company anticipates making changes responsive to the Second Comment Letter in its annual report on Form 20-F for the fiscal year ended December 31, 2024. Accordingly, no changes to the POS AM are necessary as a result of the Second Comment Letter.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Michael James McMullen, Chief Executive Officer, Metals Acquisition Ltd
Morné Engelbrecht, Chief Financial Officer, Metals Acquisition Ltd
Chris Rosario, General Counsel and Joint Company Secretary, Metals Acquisition Ltd